Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

082-05205


10015678

Brambles

30 April 2010

The lending offices and financial institutions listed in the Schedule

Jan Brinck Lauridsen
International Relationship Manager
Danske Bank
International Corporate Banking DK
Holmens Kanal 2-12
DK-1092 Copenhagen K

Dear Jan

Facilities nominated under the parent guarantee of Brambles Limited

We hereby attach a revised Schedule of nominated facilities which takes account of the following changes:

New
EUR12,718.50 bank guarantee loan facility to CHEP Scandinavia B.V., Sivuliike Suomessa
EUR106,140 bank guarantee loan facility to Recall Finland OY

We confirm the Facilities listed in the schedule are considered "Facility Agreements" for the purposes of the guarantee dated 26 July 2006 given by Brambles Limited (the ***Parent Guarantee***).

This letter replaces the prior nomination letter dated 29 July 2009.

Please contact the undersigned if you have any questions.

Yours sincerely
For and on behalf of
Brambles Limited

Catherine T Press
Group Vice President, Capital Markets

Confirmed for and on behalf of the lending offices and financial institutions listed in the Schedule.

Signature

Name

Schedule

Facilities

Lending office / financial institution	Company	Facility	Currency and amount
Danske Bank, A/S	CHEP Norway Norsk Avdeling Av Utenlandsk	Overdraft	NOK5,000,000
Danske Bank, A/S	CHEP Danmark Filial of CHEP Scandinavia BV	Overdraft	DKK10,000,000
Danske Bank, A/S	CHEP Scandinavia BV, Sivuliike Suomessa	Overdraft	EUR1,009,127.56
Danske Bank, A/S	CHEP Scandinavia BV, Holland Filial Sweden	Overdraft	SEK10,000,000
Danske Bank, A/S	CHEP Danmark Filial of CHEP Scandinavia BV	Bank Guarantee	DKK100,000
Danske Bank, A/S	Recall AS	Bank Guarantee	NOK3,825,750
Danske Bank, A/S	Recall A/S	Bank Guarantee	DKK1,000,000
Sampo Pankki Oyj	CHEP Scandinavia B.V., Sivuliike Suomessa	Bank Guarantee	EUR12,718.50
Sampo Pankki Oyj	Recall Finland OY	Bank Guarantee	EUR106,140

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

30 April 2010

The lending offices and financial institutions listed in the Schedule

Jan Brinck Lauridsen
International Relationship Manager
Danske Bank
International Corporate Banking DK
Holmens Kanal 2-12
DK-1092 Copenhagen K

Dear Jan

Facilities nominated under the parent guarantee of Brambles Limited

We hereby attach a revised Schedule of nominated facilities which takes account of the following changes:

New
EUR12,718.50 bank guarantee loan facility to CHEP Scandinavia B.V., Sivuliike Suomessa
EUR106,140 bank guarantee loan facility to Recall Finland OY

We confirm the Facilities listed in the schedule are considered "Facility Agreements" for the purposes of the guarantee dated 26 July 2006 given by Brambles Limited (the ***Parent Guarantee***).

This letter replaces the prior nomination letter dated 29 July 2009.

Please contact the undersigned if you have any questions.

Yours sincerely
For and on behalf of
Brambles Limited



Catherine T Press
Group Vice President, Capital Markets

Confirmed for and on behalf of the lending offices and financial institutions listed in the Schedule.

Signature

Name

Schedule

Facilities

Lending office / financial institution	Company	Facility	Currency and amount
Danske Bank, A/S	CHEP Norway Norsk Avdeling Av Utenlandsk	Overdraft	NOK5,000,000
Danske Bank, A/S	CHEP Danmark Filial of CHEP Scandinavia BV	Overdraft	DKK10,000,000
Danske Bank, A/S	CHEP Scandinavia BV, Sivuliike Suomessa	Overdraft	EUR1,009,127.56
Danske Bank, A/S	CHEP Scandinavia BV, Holland Filial Sweden	Overdraft	SEK10,000,000
Danske Bank, A/S	CHEP Danmark Filial of CHEP Scandinavia BV	Bank Guarantee	DKK100,000
Danske Bank, A/S	Recall AS	Bank Guarantee	NOK3,825,750
Danske Bank, A/S	Recall A/S	Bank Guarantee	DKK1,000,000
Sampo Pankki Oyj	CHEP Scandinavia B.V., Sivuliike Suomessa	Bank Guarantee	EUR12,718.50
Sampo Pankki Oyj	Recall Finland OY	Bank Guarantee	EUR106,140